UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2005
Commission File Number 001-16429

ABB Ltd
(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-                                     .

This Form 6-K consists of the following exhibits attached hereto:

1.	Press release of ABB Ltd (the “Company”), dated October 28, 2005, regarding the Company’s financial results for the quarter ended September 30, 2005.
2.	Summary financial information of the Company for nine-months ended September 30, 2005.

Press Release

ABB Group Q3 results 2005

Q3 results rise sharply on operational improvements and stronger markets

•      Double-digit order and revenue growth

•      Group EBIT up 81 percent to $458 million, EBIT margin of 8.1 percent

•      Net income almost doubled to $188 million

•      Cash flow from operations higher despite reduced securitization

•      On track to hit or exceed top end of 2005 group EBIT margin target

2005 Q3 key figures (unaudited)

$ in millions		Q3 05	Q3 04(1)	Change(2)
Orders	Group	5,740	4,993	15%
	Power Technologies	2,724	2,093	30%
	Automation Technologies	2,982	2,728	9%
Revenues	Group	5,648	5,005	13%
	Power Technologies	2,426	2,108	15%
	Automation Technologies	2,944	2,667	10%
EBIT(3)	Group	458	253	81%
	Power Technologies	219	116	89%
	Automation Technologies	323	266	21%
	Non-core activities	11	(20)
	Corporate	(95)	(109)
EBIT margin	Group	8.1%	5.1%
	Power Technologies	9.0%	5.5%
	Automation Technologies	11.0%	10.0%
Income (loss) from discontinued operations		(50)	3
Net income		188	98
Basic net income per share		0.09	0.05

(1) Adjusted to reflect the reclassification of the oil, gas and petrochemicals business to continuing operations, and of other activities to Discontinued operations.

(2) In U.S. dollars.

(3) Earnings before interest and taxes.

Zurich, Switzerland, October 28, 2005 – ABB’s orders, revenues and earnings before interest and taxes (EBIT) rose sharply in the third quarter of 2005 compared to the same quarter in 2004 as a result of operational improvements and buoyant markets. Group EBIT rose 81 percent to $458 million and net income almost doubled to $188 million.

“ABB turned in a very strong third-quarter performance,” said Fred Kindle, ABB President and CEO. “Operational improvements and our lead position in key markets produced solid order and revenue growth, and a group EBIT margin of 8.1 percent.

“In view of the positive market conditions and the expected results from our strong focus on execution, we’re on track to hit or exceed the top end of our 2005 group EBIT margin target,” Kindle said.

The Power Technologies (PT) division reported an 89-percent increase in EBIT, raising its margin to 9.0 percent from 5.5 percent in the year-earlier period, as both the product and systems business areas improved earnings. The Automation Technologies (AT) division increased EBIT by 21 percent, reflecting further operational improvements.

Net income rose sharply despite approximately $70 million in non-operational charges in discontinued operations and finance expense. Cash flow from operating activities amounted to $387 million in the quarter, including a negative impact of $246 million from reduced securitization activities.

The company cut net debt to $866 million and further decreased financial obligations by repaying maturing bonds and reducing some securitization activities.

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Third-quarter market overview

The economic environment for ABB’s businesses remained positive in the third quarter of 2005. In the power sector, utilities in Asia continued to invest in new infrastructure. In the Middle East, high oil prices fueled industrial development and the corresponding need for power infrastructure. Demand was also strong in the Americas and Europe, where utilities are replacing aging equipment and upgrading grid systems.

Most of ABB’s industrial customer segments continued to increase investments, mainly to improve the performance of existing assets. Greenfield industrial investments continued to take place primarily in Asia. High oil prices and bottlenecks in refining drove investments in the oil and gas sector. The marine sector also experienced strong growth. Investments in the pulp and paper sector remained at low levels in most regions while robotics demand in the automotive sector softened as expected. Construction markets remained weak in Europe but grew in Asia.

Summary of third-quarter 2005 results

This strong economic environment in the third quarter, coupled with ABB’s leading position in high-growth market sectors and regions, was reflected in a 15-percent increase in orders received (local currencies: 14 percent) to $5,740 million, with increases in both base orders (less than $15 million) and large orders (more than $15 million). Base orders grew to $4,972 million, up 11 percent (local currencies: 10 percent) compared to the same period in 2004. Large orders increased by 47 percent (local currencies: 43 percent) to $768 million, with most of the increase coming from the power systems business.

In both the Middle East and Africa and the Americas, demand for power infrastructure helped to lift orders during the quarter. Orders in the Middle East and Africa almost doubled (local currencies: up 90 percent) to $724 million, while orders in the Americas rose 15 percent (local currencies: 11 percent) to $1,173 million, driven mainly by South America where both divisions increased orders received.

Orders in Europe were 10 percent lower (local currencies: 9 percent) at $2,291 million. Orders in western Europe were unchanged from the year-earlier period, while orders from eastern Europe decreased due to a reduction in large orders compared to the same quarter in 2004. In Asia, orders grew 46 percent (local currencies: 43 percent) to $1,552 million, again led by growth in both divisions in China and India.

The order backlog for the group, including Non-core activities, at the end of the third quarter of 2005 was $12,915 million, unchanged compared to the end of the second quarter of 2005 (local currencies: up 3 percent). The combined order backlog for the two divisions amounted to $12,292 million at the end of September 2005, up 3 percent compared to the end of June 2005 (local currencies: 4 percent).

Revenues in the third quarter amounted to $5,648 million, an increase of 13 percent (local currencies: 12 percent), primarily the result of higher volumes, although some price increases were achieved, especially in power products with a high raw materials content.

EBIT was $458 million in the third quarter of 2005, up 81 percent compared to the same period in 2004. Higher revenues, ongoing productivity improvements, including further reductions in corporate costs, and cost migration to low-cost countries in both divisions contributed to the improvement. EBIT from Non-core activities improved by

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$31 million as a result of higher earnings in the oil, gas and petrochemicals business and lower losses in Building Systems.

As a result, the EBIT margin in the third quarter rose to 8.1 percent from 5.1 percent in the same quarter of 2004.

Finance net (1) was an expense of $55 million in the third quarter, compared to an expense of $29 million recorded in the third quarter of 2004. Interest and other finance expense in this year’s quarter included a net negative impact of $18 million from a number of exceptional items, the largest of which was an adjustment in the fair value calculation of hedged bonds issued in 2002.

The loss in Discontinued operations amounted to $50 million, including a $26-million loss related to the planned sale of a portfolio of finance leases in Finland and a $23-million expense on the mark-to-market treatment of the approximately 30 million ABB shares reserved to cover part of the company’s asbestos liabilities (please refer to the table in Appendix I to this release for more information).

Despite the negative impact from Discontinued operations and finance expense, ABB’s net income for the third quarter increased to $188 million from $98 million in the same period in 2004.

Balance sheet

Net debt (total debt less cash and marketable securities) was $866 million at the end of the third quarter of 2005, compared to approximately $1.2 billion at the end of the second quarter of 2005. Positive cash flows in the third quarter, despite the negative impact of reduced securitization, were the main contributors to the lower net debt.

Gearing, defined as total debt divided by total debt plus stockholders’ equity (including minority interest), was reduced to 56 percent at the end of September 2005, from 59 percent at the end of the previous quarter. Contributing to the decrease was the positive net income in the quarter and the repayment of approximately $200 million in maturing bonds during the third quarter of 2005.

Total debt of approximately $170 million in the lease portfolio that ABB intends to divest was reclassified in the balance sheet from borrowings to Liabilities held for sale and in discontinued operations.

In addition, outstanding bonds with a nominal value of 392 million Swiss francs were repurchased at the beginning of October 2005. The transaction is expected to result in an expense of $17 million on the income statement in the fourth quarter of 2005 to reflect the premium paid by ABB above the book value of the bonds.

Cash flow from operating activities

Net cash generated from operating activities for the group in the third quarter of 2005 amounted to $387 million, compared to $322 million for the same period in 2004. Reduced securitization negatively affected cash flow from operations by $246 million in the third quarter of 2005, and by $16 million in the third quarter of 2004. Excluding the impact of reduced securitization in both quarters, cash flow from operations increased by $295 million from the same quarter last year. The reduction of securitization activities in

(1) Finance net is the difference between interest and dividend income and interest and other finance expense.

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the group decreased cash flow from operations over the first nine months of 2005 by more than $400 million.

Asbestos

Following a hearing on September 28, 2005, before the U.S. Bankruptcy Court in Pittsburgh, Pennsylvania, ABB and all other parties filed with the court a consensual proposed confirmation order with respect to the Combustion Engineering revised plan of reorganization. The revised plan is based on an agreement in March 2005 with various asbestos claimants, and was subsequently approved in a vote by more than 95 percent of claimants.

The company is currently awaiting the issuance of the confirmation order by the Bankruptcy Court.

In a parallel asbestos-related process, claimants to a pre-packaged Plan of Reorganization for another U.S. subsidiary, ABB Lummus Global Inc., participated in a preliminary vote, which was completed in September 2005 with 96 percent of claimants voting in favor of the plan.

Publication of 2005-2009 targets and new executive management

On September 6, 2005, ABB published new performance targets for the period 2005 to 2009. The targets cover revenue growth, EBIT margin, net margin, free cash flow conversion and return on capital employed. In connection with the new targets, ABB also announced that the two core divisions, Power Technologies and Automation Technologies, will be eliminated, and their respective business areas will become the new divisions, effective January 1, 2006. As a result, a number of changes to the company’s executive management were also announced. Please refer to Appendix II to this press release for more information.

Delisting of shares in London and Frankfurt

ABB announced on August 4, 2005, its intention to delist its shares from trading on the Frankfurt Stock Exchange (FWB) and the London Stock Exchange (LSE). ABB made the decision because the average daily trading volume of its shares on the FWB and the LSE has become insignificant over the past three years. The delisting process at the LSE was completed on September 2, 2005. The FWB delisting is expected to be complete on December 21, 2005.

Group outlook

At the end of June 2005, ABB adjusted its EBIT margin guidance for 2005 to 6.6-7.1 percent for the group and to 6.8-7.3 percent for the Power Technologies division. The company reconfirmed the 10.7 percent EBIT margin target for the Automation Technologies division.

ABB continues to make good progress towards the previously communicated guidance on corporate costs ($450 million or less for the full year 2005) and the operational performance of Non-core activities (break-even for the full year 2005).

In view of the ongoing positive market conditions and the expected results from ABB’s strong focus on execution, management believes the company is on track to reach or exceed the top end of the 2005 group EBIT margin target communicated in June.

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Divisional performance Q3 2005

Power Technologies

(unaudited)

$ in millions (except where indicated)	Q3 2005	Q3 2004(1)	Change
Orders	2,724	2,093	30%
Revenues	2,426	2,108	15%
EBIT	219	116	89%
EBIT margin	9.0%	5.5%

(1) Adjusted to reflect the move of activities to Discontinued operations.

Higher base orders in both business areas and a strong increase in large orders in the systems business led to a 30-percent increase in orders received for the Power Technologies division in the third quarter of 2005 (local currencies: 28 percent).

In the Power Technology Products business area, orders were higher across all major business lines, led by medium-voltage products. Regionally, orders grew strongest in the Americas and the Middle East. Investments in Europe to replace existing equipment remained at modest levels and orders in the region increased slightly in dollars and local currencies, mainly in eastern Europe. Orders in Asia increased in dollars and local currencies, again led by China and India.

In Power Technology Systems, orders received were up by more than 40 percent in both dollars and local currencies in the third quarter, mainly the result of large orders in the Middle East and higher base orders. Orders increased in Asia (flat in local currencies), with lower orders in China offset by an increase in India. Orders in both North and South America were up in dollars and local currencies, while European orders also increased in dollars and local currencies as growth in the large western European market more than offset lower large orders in eastern Europe.

Revenues in PT in the quarter increased 15 percent compared to the year-earlier period (local currencies: up 13 percent) as a result of higher base order volumes and the revenue impact of large systems orders booked in 2004.

Third-quarter EBIT grew 89 percent versus the year-earlier period and was up in both business areas. The increase was partly the result of higher revenues in the product, systems and service businesses. In addition, continuing productivity improvements and supply management initiatives, including higher levels of sourcing from low-cost countries, led to a significant EBIT margin improvement in the product business. The systems business also contributed to the earnings growth through higher margins out of the order backlog. Higher raw materials prices did not have a negative effect on EBIT in the third quarter due to price increases and other measures taken since the beginning of the year.

The division’s third-quarter EBIT this year included costs of $14 million related to the ongoing consolidation of the transformer business, announced at the end of June 2005. The consolidation program is expected to cost approximately $240 million from 2005 to 2008, with about $120 million expected in 2005. So far this year, $80 million in charges have been recorded for the program.

The EBIT margin for the Power Technologies division in the quarter increased to 9.0 percent from 5.5 percent in the third quarter of 2004.

Cash flow from operating activities in the quarter amounted to $225 million, compared to $67 million in the same quarter in 2004. The increase resulted from higher earnings

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and customer advances, and improved payment terms. Cash flow in the third quarter of 2005 improved despite a negative impact of $51 million from reduced securitization activities.

Automation Technologies

(unaudited)

$ in millions (except where indicated)	Q3 2005	Q3 2004(1)	Change
Orders	2,982	2,728	9%
Revenues	2,944	2,667	10%
EBIT	323	266	21%
EBIT margin	11.0%	10.0%

(1) Adjusted to reflect the move of activities to Discontinued operations.

Higher orders received in Automation Technologies reflect the ongoing positive development in most of ABB’s industrial end markets in the third quarter of 2005. Order growth in Automation Products and Process Automation – especially an increase in base orders of more than 10 percent in dollars and local currencies – more than compensated for lower orders in Manufacturing Automation.

The increase in orders in the Automation Products business area was seen across most product lines and all regions. The strongest growth was in Asia, mainly China and India, reflecting continued economic growth in those countries. In the Americas, orders increased in both South America and in the U.S. in response to higher demand in most industrial sectors and the construction industry. Orders were also higher in the large western European market, in line with the region’s economic growth, and were up more than 10 percent in eastern Europe in both dollars and local currencies.

In Process Automation, orders improved in dollar and local currency terms in the third quarter compared to the same quarter in 2004. Order growth was led by the marine, service and turbochargers businesses. Process Automation orders in Asia more than doubled compared to the same quarter a year ago as continued steady growth in India was augmented by a return to order growth in China and an oil refinery order in Thailand of more than $100 million. Orders in the Americas were lower, with flat growth in North America and a decrease in South America. Orders decreased in western Europe compared to a very strong third quarter in 2004. Orders in eastern Europe were lower compared to the same period in 2004 during which a large order was booked in Poland.

Orders were lower in Manufacturing Automation, reflecting the decrease in new vehicle platforms that are the primary demand driver for robotics products and systems in this business. Weakness in the U.S. automotive market also reduced orders received. Orders were higher in both eastern and western Europe and unchanged in Asia.

Revenues in AT rose 10 percent (local currencies: 9 percent) compared to the third quarter of 2004. Revenues were higher in all business areas, mainly reflecting higher volumes. Revenues in Manufacturing Automation increased by more than 20 percent in both dollars and local currencies, reflecting revenues on large orders from an automaker in the U.S. announced in 2004.

The Automation Technology division’s EBIT grew 21 percent versus the same quarter in 2004. It was the twelfth consecutive quarter of higher EBIT and revenues for AT. EBIT growth was strongest in Process Automation, reflecting higher quality in the project portfolio, continuing productivity gains and the effects of cost migration efforts in addition to higher revenues. EBIT also improved in Automation Products on higher

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revenues, improved factory loading, cost migration and productivity improvements. EBIT increased in Manufacturing Automation as a result of higher revenues.

The division’s EBIT margin increased to 11.0 percent from 10.0 percent in the third quarter of last year.

Cash flow from operations for the division amounted to $102 million compared to $239 million in the third quarter of 2004. Cash flows from higher earnings in the third quarter of 2005 were partly offset by a negative impact of $283 million from reduced securitization activities.

Non-core activities

(unaudited)

EBIT ($ in millions)	Q3 2005	Q3 2004(1)
Oil, gas and petrochemicals	15	(9)
Building Systems	(5)	(12)
Equity Ventures	12	9
Other non-core activities(2)	(11)	(8)
Total	11	(20)

(1) Adjusted to reflect the reclassification of the oil, gas and petrochemicals business to continuing operations, and of other activities to Discontinued operations.

(2) Comprises mainly remaining Structured Finance and New Ventures activities.

The oil, gas and petrochemicals business, ABB Lummus Global, rebounded to a profit in the third quarter compared to the year-earlier period as a result of further margin improvements in its large project business, and the non-recurrence of the 2004 losses in its now divested floating production systems business.

Corporate

(unaudited)

EBIT ($ in millions)	Q3 2005	Q3 2004(1)
Headquarters/stewardship	(67)	(84)
Research and development	(24)	(23)
Other(2)	(4)	(2)
Total	(95)	(109)

(1) Adjusted to reflect the reclassification of the oil, gas and petrochemicals business to continuing operations, and of other activities to Discontinued operations.

(2) Includes consolidation effects, real estate and treasury services.

Headquarters and stewardship costs decreased as local and Zurich head office costs were further reduced in line with the previously announced corporate cost reduction program.

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Appendix I

Income (loss) from discontinued operations (not included in EBIT)

(unaudited)

$ in millions	Q3 2005	Q3 2004(1)
Asbestos	(24)	(24)
Lease portfolio (prev. in Structured Finance)	(26)	20
Power lines	(1)	(6)
Other	1	13
Net loss	(50)	3

(1) Adjusted to reflect the reclassification of the oil, gas and petrochemicals business to continuing operations, and of other activities to Discontinued operations.

Appendix II

Summary of 2009 group targets

Revenue growth 2005-2009	> 5% (CAGR(1))
EBIT margin	> 10%
Net margin	> 5%
Return on capital employed (after tax) (ROCE)	Mid-teens
Free cash flow as share of net income	100%

(1) Compound annual growth rate over five years from 2005 to 2009, excluding major acquisitions and divestitures and assuming constant exchange rates.

Summary of 2009 division targets

Division(1)	Corresponding business area in current structure	Revenue growth 2005-09(2)	EBIT margin 2009
Power Products	Power Technology Products	> 6%	> 11%
Power Systems	Power Technology Systems	> 5%	> 6%
Automation Products	same	> 5%	> 14%
Process Automation	same	> 5%	> 9%
Robotics	Manufacturing Automation	> 4%	> 9%

(1) Division structure effective January 1, 2006.

(2) Compound annual growth rate for the five years from 2005 to 2009, excluding major acquisitions and divestitures and assuming constant exchange rates.

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Appendix II (Cont'd)

Targets defined

Revenue growth CAGR	Compound annual growth rate for the five years from 2005 to 2009, excluding major acquisitions and divestitures and assuming constant exchange rates

EBIT margin	Earnings before interest and taxes as a percentage of revenues

Net margin	Net income as a percentage of revenues

Free cash flow	Free cash flow (cash flow from operating activities adjusted for changes in financing receivables as well as net investments in property, plant and equipment) as a percentage of net income

Return on capital employed

EBIT (less tax), divided by the sum of fixed assets plus net working capital*
EBIT (less tax) = EBIT x (1 – tax rate)
Tax rate = Provision for taxes / Income from continuing operations before taxes and minority interest

* The published financial statements for the full years 2004 and 2003 do not present information in a manner that would allow the calculation of return on capital employed as calculated by ABB above. Starting with the 2005 annual financial statements, additional disclosures will be made on the group’s balance sheet to allow the above calculation.

ABB Executive Committee as of January 1, 2006

Fred Kindle	President and CEO
Dinesh Paliwal	President, Global Markets & Technology
Michel Demaré	CFO
Gary Steel	Human Resources
Ulrich Spiesshofer(1)	Corporate Development
Bernhard Jucker(2)	Power Products
Samir Brikho(2)	Power Systems
Tom Sjoekvist(2)	Automation Products
Veli-Matti Reinikkala(2)	Process Automation
Anders Jonsson(2)	Robotics

(1) Appointment effective November 1, 2005.

(2) Appointments effective January 1, 2006.

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Appendix III

ABB key figures Q3 2005

(unaudited)

				% change
$ in millions		Q3 2005	Q3 2004(1)	US$	Local
Orders	Group	5,740	4,993	15%	14%
	Power Technologies	2,724	2,093	30%	28%
	Automation Technologies	2,982	2,728	9%	8%
	Non-core activities	250	344	-27%	-25%
	Corporate	(216)	(172)
Revenues	Group	5,648	5,005	13%	12%
	Power Technologies	2,426	2,108	15%	13%
	Automation Technologies	2,944	2,667	10%	9%
	Non-core activities	459	389	18%	26%
	Corporate	(181)	(159)
EBIT(2)	Group	458	253	81%
	Power Technologies	219	116	89%
	Automation Technologies	323	266	21%
	Non-core activities	11	(20)	n/a
	Corporate	(95)	(109)
EBIT margin	Group	8.1%	5.1%
	Power Technologies	9.0%	5.5%
	Automation Technologies	11.0%	10.0%
Net income		188	98

ABB key figures first nine months 2005

(unaudited)

		Jan-Sept	Jan-Sept	% change
$ in millions		2005	2004(1)	US$	Local
Orders	Group	18,124	16,447	10%	6%
	Power Technologies	8,241	7,156	15%	11%
	Automation Technologies	9,750	8,587	14%	10%
	Non-core activities	780	1,250	-38%	-40%
	Corporate	(647)	(546)
Revenues	Group	16,443	14,726	12%	8%
	Power Technologies	6,973	6,181	13%	9%
	Automation Technologies	8,895	7,839	13%	10%
	Non-core activities	1,178	1,251	-6%	-8%
	Corporate	(603)	(545)
EBIT(2)	Group	1,218	818	49%
	Power Technologies	520	446	17%
	Automation Technologies	963	743	30%
	Non-core activities	10	(18)
	Corporate	(275)	(353)
EBIT margin	Group	7.4%	5.6%
	Power Technologies	7.5%	7.2%
	Automation Technologies	10.8%	9.5%
Net income		513	188

(1) Adjusted to reflect the reclassification of the oil, gas and petrochemicals business to continuing operations, and of other activities to Discontinued operations.

(2) Earnings before interest and taxes. See Summary Financial Information for more information.

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More information

The 2005 Q3 results press release and presentation slides are available from October 28, 2005 on the ABB News Center at www.abb.com/news and on the Investor Relations homepage at www.abb.com/investorrelations.

ABB will host a telephone conference for journalists today starting at 11:00 a.m. Central European Time (CET). U.K. callers should dial +44 20 7107 0611. From Sweden, +46 8 5069 2105, and from the rest of Europe, +41 91 610 56 00. Lines will be open 15 minutes before the start of the conference. Audio playback of the call will start one hour after the call ends and will be available for 72 hours: Playback numbers: +44 207 108 6233 (U.K.), +41 91 612 4330 (rest of Europe) or +1 866 416 2558 (U.S./Canada). The code is 354, followed by the # key.

A conference call for analysts and investors is scheduled to begin today at 3:00 p.m. CET (9:00 a.m. EST). Callers should dial +1 866 291 4166 (from the U.S./Canada) or +41 91 610 56 00 (Europe and the rest of the world). Callers are requested to phone in 10 minutes before the start of the call. The audio playback of the call will start one hour after the end of the call and be available for 96 hours. Playback numbers: +1 866 416 2558 (U.S./Canada) or +41 91 612 4330 (Europe and the rest of the world). The code is 405, followed by the # key.

Investor calendar 2006

Q4 and full-year 2005 results	February 16, 2006
Q1 2006 results	April 27, 2006
ABB Ltd Annual General Meeting	May 4, 2006
Q2 2006 results	July 27, 2006
Q3 2006 results	October 26, 2006

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 103,000 people.

Zurich, October 28, 2005

Fred Kindle, CEO

Important notice about forward-looking information

This press release includes forward-looking information and statements including statements concerning the outlook, and revenue and margin targets for our businesses and statements about the future process and expense of resolving the company’s asbestos liability. These statements are based on current expectations, estimates and projections about the factors that may affect our future performance, including global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd and ABB Ltd’s lines of business. These expectations, estimates and projections are generally identifiable by statements containing words such as “expects,” “believes,” “estimates,” “targets,” “plans” or similar expressions. However, there are many risks and uncertainties, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking information and statements made in this press release. The important factors that could cause such differences include, among others, the terms and conditions on which asbestos claims can be resolved, the amount of revenues we are able to generate from backlog and orders received, raw materials prices, market acceptance of new products and services, changes in governmental regulations and costs associated with compliance activities, interest rates, fluctuations in currency exchange rates and such other factors as may be discussed from time to time in ABB’s filings with the U.S. Securities and Exchange Commission, including its Annual Reports on Form 20-F. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

For more information please contact:

Media Relations: Thomas Schmidt, Wolfram Eberhardt (Zurich, Switzerland) Tel: +41 43 317 6568 media.relations@ch.abb.com	Investor Relations: Switzerland: Tel. +41 43 317 7111 Sweden: Tel. +46 21 325 719 USA: Tel. +1 203 750 7743 investor.relations@ch.abb.com	ABB Ltd Affolternstrasse 44 CH-8050 Zurich, Switzerland

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Summary Financial Information

September 2005

ABB Ltd
Summary Consolidated Income Statements

	Nine months ended		Three months ended
	September 30, 2005	September 30, 2004	September 30, 2005	September 30, 2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in millions, except per share data)
Revenues	$16,443	$14,726	$5,648	$5,005
Cost of sales	(12,357)	(11,097)	(4,258)	(3,828)
Gross profit	4,086	3,629	1,390	1,177
Selling, general and administrative expenses	(2,888)	(2,770)	(929)	(908)
Amortization expense	(33)	(34)	(11)	(12)
Other income (expense), net	53	(7)	8	(4)
Earnings before interest and taxes	1,218	818	458	253
Interest and dividend income	116	112	36	41
Interest and other finance expense	(308)	(270)	(91)	(70)
Income from continuing operations before taxes and minority interest	1,026	660	403	224
Provision for taxes	(349)	(268)	(129)	(106)
Minority interest	(83)	(65)	(36)	(23)
Income from continuing operations	594	327	238	95
Income (loss) from discontinued operations, net of tax	(81)	(139)	(50)	3
Net income	$513	$188	$188	$98

Basic earnings per share:
Income from continuing operations	$0.29	$0.16	$0.12	$0.05
Net income	$0.25	$0.09	$0.09	$0.05

Diluted earnings per share:
Income from continuing operations	$0.29	$0.16	$0.11	$0.05
Net income	$0.25	$0.09	$0.09	$0.05

ABB Ltd
Summary Consolidated Balance Sheets

	At	At	At
	September 30,	June 30,	December 31,
	2005	2005	2004
	(unaudited)	(unaudited)	(unaudited)
	(in millions, except share data)
Cash and equivalents	$2,989	$3,188	$3,676
Marketable securities and short-term investments	639	387	524
Receivables, net	6,560	6,288	6,300
Inventories, net	3,192	3,140	2,971
Prepaid expenses and other	1,220	1,421	1,681
Assets held for sale and in discontinued operations	361	411	564
Total current assets	14,961	14,835	15,716
Financing receivables, non-current	675	733	888
Property, plant and equipment, net	2,627	2,631	2,962
Goodwill	2,492	2,495	2,602
Other intangible assets, net	379	408	493
Prepaid pension and other employee benefits	511	518	549
Investments and other	1,474	1,414	1,467
Total assets	$23,119	$23,034	$24,677

Accounts payable, trade	$3,975	$4,001	$4,266
Accounts payable, other	1,237	1,349	1,426
Short-term borrowings and current maturities of long-term borrowings	510	436	624
Accrued liabilities and other	6,177	5,987	6,427
Liabilities held for sale and in discontinued operations	467	472	730
Total current liabilities	12,366	12,245	13,473
Long-term borrowings	3,984	4,302	4,698
Pension and other employee benefits	1,491	1,489	1,551
Deferred taxes	719	715	750
Other liabilities	968	950	1,084
Total liabilities	19,528	19,701	21,556
Minority interest	294	287	297
Stockholders’ equity:
Capital stock and additional paid-in capital	3,083	3,083	3,083
Retained earnings	2,238	2,050	1,725
Accumulated other comprehensive loss	(1,886)	(1,949)	(1,846)
Less: Treasury stock, at cost (11,623,309 shares at September 30, 2005, and June 30, 2005, and 11,611,529 shares at December 31, 2004)	(138)	(138)	(138)
Total stockholders’ equity	3,297	3,046	2,824
Total liabilities and stockholders’ equity	$23,119	$23,034	$24,677

ABB Ltd
Summary Consolidated Statements of Cash Flows

	Nine months ended		Three months ended
	Sept. 30, 2005	Sept. 30, 2004	Sept. 30, 2005	Sept. 30, 2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in millions)
Operating activities:
Net income	$513	$188	$188	$98
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	443	438	156	142
Provisions	185	(136)	124	6
Pension and post-retirement benefits	54	66	15	18
Deferred taxes	1	(5)	(29)	(18)
Net gain from sale of property, plant and equipment	(36)	(26)	(2)	(3)
Income from equity accounted companies	(78)	(58)	(25)	(25)
Minority interest	83	65	35	23
Loss on sale of discontinued operations	—	43	—	7
Other	161	132	92	(15)
Changes in operating assets and liabilities:
Marketable securities (trading)	1	42	—	(1)
Trade receivables	(554)	(156)	(245)	82
Inventories	(583)	(431)	(46)	(59)
Trade payables	60	(6)	(25)	14
Other assets and liabilities, net	95	(74)	149	53
Net cash provided by operating activities	345	82	387	322

Investing activities:
Changes in financing receivables	133	107	24	56
Purchases of marketable securities (other than trading)	(1,568)	(2,283)	(740)	(653)
Purchases of property, plant and equipment	(313)	(344)	(133)	(109)
Acquisitions of businesses (net of cash acquired)	(16)	(23)	(3)	(7)
Proceeds from sales of marketable securities (other than trading)	1,425	1,965	488	403
Proceeds from sales of property, plant and equipment	47	93	15	30
Proceeds from sales of businesses (net of cash disposed)	(63)	1,128	(20)	813
Net cash provided by (used in) investing activities	(355)	643	(369)	533

Financing activities:
Changes in borrowings	(428)	(2,781)	(218)	(1,027)
Treasury and capital stock transactions	—	(36)	—	—
Other	(35)	(23)	(11)	3
Net cash used in financing activities	(463)	(2,840)	(229)	(1,024)

Effects of exchange rate changes on cash and equivalents	(225)	(10)	1	17
Adjustment for the net change in cash and equivalents in assets held for sale and in discontinued operations	11	305	11	93
Net change in cash and equivalents - continuing operations	(687)	(1,820)	(199)	(59)
Cash and equivalents beginning of period	3,676	4,783	3,188	3,022
Cash and equivalents end of period	$2,989	$2,963	$2,989	$2,963

Interest paid	$251	$308	$96	$123
Taxes paid	$265	$304	$120	$98

ABB Ltd
Consolidated Statements of Changes in Stockholders’ Equity

			Accumulated other comprehensive loss
(in millions)	Capital stock and additional paid-in capital	Retained earnings	Foreign currency translation adjustment	Unrealized gain on available-for-sale securities	Minimum pension liability adjustment	Unrealized gain (loss) of cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock, at cost	Total stockholders’ equity
Balance at January 1, 2004 (audited)	$3,067	$1,760	$(1,747)	$27	$(137)	$85	$(1,772)	$(138)	$2,917
Comprehensive income:
Net income		188							188
Foreign currency translation adjustments			24				24		24
Accumulated foreign currency translation adjustments allocated to divestments of businesses			20				20		20
Effect of change in fair value of available-for-sale securities				13			13		13
Minimum pension liability adjustments					25		25		25
Change in derivatives qualifying as cash flow hedges						(66)	(66)		(66)
Total comprehensive income									204
Balance at September 30, 2004 (unaudited)	$3,067	$1,948	$(1,703)	$40	$(112)	$19	$(1,756)	$(138)	$3,121

Balance at January 1, 2005 (audited)	$3,083	$1,725	$(1,708)	$12	$(206)	$56	$(1,846)	$(138)	$2,824
Comprehensive income:
Net income		513							513
Foreign currency translation adjustments			(9)				(9)		(9)
Accumulated foreign currency translation adjustments allocated to divestments of businesses			3				3		3
Effect of change in fair value of available-for-sale securities				(6)			(6)		(6)
Minimum pension liability adjustments					24		24		24
Change in derivatives qualifying as cash flow hedges						(52)	(52)		(52)
Total comprehensive income									473
Balance at September 30, 2005 (unaudited)	$3,083	$2,238	$(1,714)	$6	$(182)	$4	$(1,886)	$(138)	$3,297

ABB Ltd selected notes to summary consolidated financial information (unaudited)

(US$ in millions, except per share data)

Note 1  The summary consolidated financial statements and information

The summary consolidated financial information of ABB Ltd (the “Company”) is prepared in accordance with United States generally accepted accounting principles (US GAAP) and is presented in United States dollars ($) unless otherwise stated. Data for orders and number of employees are shown as additional information and are not required disclosures under US GAAP.

Amounts in prior periods have been reclassified to conform to the Company’s current presentation, primarily as a result of the application of Statement of Financial Accounting Standards No. 144 (SFAS 144), Accounting for the Impairment or Disposal of Long-Lived Assets, in reflecting assets and liabilities held for sale and in discontinued operations.

The par value of capital stock is denominated in Swiss francs (CHF).

The Company considers earnings before interest and taxes (operating income), which excludes interest and dividend income, interest and other finance expense, provision for taxes, minority interest and income (loss) from discontinued operations, net of tax, to be the most relevant measure of the Company’s and its divisions’ financial and operational performance. Accordingly, the Company evaluates itself and its divisions based on this measure.

The summary consolidated financial information should be read in conjunction with the December 31, 2004, consolidated financial statements contained in the ABB Annual Report 2004 and ABB Ltd Annual Report on Form 20-F for the fiscal year ended December 31, 2004.

Note 2  Transformer business consolidation and other restructuring activities

On June 30, 2005, the Company announced its decision to consolidate its global transformer business, including closing certain plants and employment reductions, as a result of overcapacity, increasing raw material costs and a regional shift in demand experienced by the transformer business.

For the nine months ended September 30, 2005, the Company recorded a charge of $80 million in cost of sales related to the transformer business consolidation. This charge consisted of $49 million related to employee severance costs, $21 million related to inventory and long-lived asset impairments and $10 million of estimated contract settlement costs and losses on outstanding orders.

For the three months ended September 30, 2005, the Company recorded a charge of $14 million in cost of sales related to the transformer business consolidation. This charge consisted of $1 million related to employee severance costs, $4 million related to inventory and long-lived asset impairments and $9 million of estimated contract settlement costs and losses on outstanding orders.

Liabilities associated with these charges are expected to be settled by the end of 2006 and consist of the following:

(in millions)	Employee severance costs	Contractual settlement costs / losses on outstanding orders	Total
Liability at June 30, 2005	$48	$1	$49
Charges	1	9	10
Cash paid	(2)	(3)	(5)
Liability at September 30, 2005	$47	$7	$54

The Company will continue to assess other potential losses and costs it might incur in relation to the consolidation program. These future costs are not yet accruable; however, the Company expects that additional costs will be incurred throughout the duration of the consolidation program.

In addition to the transformer business consolidation described above, the Company has undertaken other similar activities over the past several years. At September 30, 2005, the remaining liabilities related to these other programs consist of $37 million for workforce reductions and $32 million for lease termination and other exit costs.

Note 3  Significant divestitures

In January 2004, the Company agreed to sell the upstream part of the Oil, Gas and Petrochemicals business (Upstream business) to a consortium of private equity investors consisting of Candover Partners Limited, JP Morgan Partners LLC and 3i Group PLC (collectively, the “Purchasers”). In July 2004, the Company completed the sale of the Upstream business for an initial purchase price of $925 million. Net cash proceeds from the sale were approximately $800 million, reflecting the initial sales price adjusted for unfunded pension liabilities and changes in net working capital. On February 9, 2005, the Company and the Purchasers entered into a Settlement Agreement and Amendment (Settlement Agreement) finalizing the sales price. The Settlement Agreement also contains provisions to indemnify the Purchasers with respect to certain incomplete projects. The Company believes the provisions recorded for such indemnified projects are adequate.

During the first nine months of 2005 the Company divested most of its Power Lines business, part of the Power Technologies division. The sale of the businesses in Nigeria and Italy were completed in January and February 2005, and the business in Germany was sold in July 2005. The business in Brazil was abandoned in the fourth quarter of 2004.

Note 4  Borrowings

The Company’s total borrowings outstanding at September 30, 2005, and December 31, 2004, amounted to $4,494 million and $5,322 million, respectively. The reduction in borrowings was primarily the result of movements in exchange rates and the repayment of bonds.

On July 4, 2005, the Company signed a new five-year, $2 billion multicurrency revolving credit facility and canceled the previous three-year $1 billion facility that was due to expire in November 2006. As a result of canceling the $1 billion facility prior to expiry, the Company recorded, in the third quarter of 2005, a charge of $12 million in interest and other finance expense to write off unamortized costs related to this facility. No amounts were drawn at September 30, 2005, under the $2 billion facility nor at December 31, 2004, under the $1 billion facility.

The new credit facility contains financial covenants in respect of minimum interest coverage and maximum net leverage. The Company is required to meet these covenants on a semi-annual basis, at June and December, beginning with June 30, 2005. If the Company obtains an investment grade credit rating, the minimum interest coverage covenant will no longer be required. At June 30, 2005, the Company was in compliance with these covenants.

In May 2002, the Company issued $968 million aggregate principal amount of convertible unsubordinated bonds due 2007. Under Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, a component of the convertible bonds was accounted for as a derivative as the shares to be issued upon conversion were denominated in Swiss francs, while the bonds are denominated in U.S. dollars. A portion of the issuance proceeds was deemed to relate to the value of the derivative on issuance and subsequent changes in value of the derivative were recorded through earnings and as an adjustment to the carrying value of the bonds. The allocation of a portion of the proceeds to the derivative created a discount on issuance, which was being amortized to earnings over the life of the bonds.

On May 28, 2004, bondholders voted in favor of the Company’s proposed amendment to the terms of the bonds whereby, if the bonds are converted, the Company will deliver U.S. dollar-denominated American Depositary Shares rather than Swiss franc-denominated ordinary shares. The conversion price was set at $9.03. As a result of this amendment, the Company is no longer required to account for a portion of the bonds as a derivative. Consequently, on May 28, 2004, the value of the derivative was fixed and the amount previously accounted for separately as an embedded derivative was considered to be a component of the carrying value of the bonds at that date. This carrying value is being accreted to the $968 million par value of the bonds as an expense in interest and other finance expense over the remaining life of the bonds. At September 30, 2005, the outstanding carrying value of the bonds was $913 million.

For the nine months ended September 30, 2005, the Company recorded a charge in interest and other expense of $23 million in respect of the accretion of the bonds to par. This compares to an aggregate charge of $45 million for the nine months ended September 30, 2004, which comprised a loss on the derivative of $16 million from January 1, 2004, up to the date of the bond amendment, and amortization of the discount on the bonds for the nine months ended September 30, 2004, of $29 million.

For the three months ended September 30, 2005, and 2004, the Company recorded a charge in interest and other expense of $8 million and $7 million, respectively, relating to the accretion of the bonds to par.

In October 2005, the Company repurchased and cancelled a portion of its public bonds with a total nominal value of CHF 392 million (equivalent to $303 million). These repurchases resulted in a loss on extinguishment of debt of $17 million to be recorded in the fourth quarter of 2005. At September 30, 2005, the carrying value of these bonds has been reclassified to short-term borrowings and current maturities of long-term borrowings.

Note 5  Discontinued operations and businesses held for sale

Discontinued businesses are accounted for in accordance with Statement of Financial Accounting Standards No. 144 (SFAS 144), Accounting for the Impairment or Disposal of Long-Lived Assets. The balance sheet and income statement data for all prior periods presented are reclassified to present the financial position and results of operations of businesses meeting the criteria of SFAS 144 as discontinued operations. In addition, the balance sheet data for all prior periods presented are reclassified to present the financial position of businesses meeting the criteria of SFAS 144 as assets and liabilities held for sale. In the statements of cash flows, the amounts related to businesses with assets and liabilities held for sale and in discontinued operations are not segregated, as permitted by Statement of Financial Accounting Standards No. 95, Statement of Cash Flows.

The following are divestments of businesses no longer pursued for strategic reasons and which are in line with the Company’s strategy to focus on Power Technologies and Automation Technologies.

During the first quarter of 2005, the Company sold its Power Lines business in Italy and Nigeria, part of the Power Technologies division. The Company had previously abandoned the Power Lines business in Brazil in the fourth quarter of 2004. On July 1, 2005, the Company sold its Power Lines business in Germany. For these businesses the Company recorded losses of $10 million and $28 million, in income (loss) from discontinued operations, net of tax, principally related to their results of operations, in the nine months ended September 30, 2005, and September 30, 2004, respectively.

During the fourth quarter of 2004, the Company decided to sell its Foundry business, part of the Automation Technologies division. For this business, the Company recorded an income of $1 million and a loss of $6 million, in income (loss) from discontinued operations, net of tax, in the nine months ended September 30, 2005, and September 30, 2004, respectively. The income in the 2005 period relates principally to the results of operations. The loss in the 2004 period relates principally to a provision based on the anticipated cost to sell the business and the results of operations. The Company plans to sell this business in the fourth quarter of 2005.

In April 2004, the Company completed the sale of its Reinsurance business, recording a loss of $37 million in income (loss) from discontinued operations, net of tax, through the date of sale.

In January 2004, the Company agreed to sell the upstream part of the Oil, Gas and Petrochemicals business (Upstream business) to a consortium of private equity investors consisting of Candover Partners Limited, JP Morgan Partners LLC and 3i Group PLC (collectively, the “Purchasers”). In July 2004, the Company completed the sale of the Upstream business for an initial purchase price of $925 million. Net cash proceeds from the sale were approximately $800 million, reflecting the initial sales price adjusted for unfunded pension liabilities and changes in net working capital. On February 9, 2005, the Company and the Purchasers entered into a Settlement Agreement and Amendment (Settlement Agreement) finalizing the sales price. The Settlement Agreement also contains provisions to indemnify the Purchasers with respect to certain incomplete projects. The Company believes the provisions recorded for such indemnified projects are adequate. The Company recorded, in the nine months ended September 30, 2004, a loss of $52 million in income (loss) from discontinued operations, net of tax, principally related to the results of operation of the Upstream business. In the nine months ended September 30, 2005, the Company recorded a loss of $5 million related to costs not covered by the provision established at closing.

In December 2002, the Company completed the sale of its Metering business to Ruhrgas Industries GmbH of Essen, Germany. Upon final settlement in 2004, the Company guaranteed the indemnification of certain contingencies. In the first quarter of 2005, upon reassessment of the provision related to the sale of this business, the Company released $7 million as it determined them to no longer be necessary.

During the third quarter of 2005, the Company reclassified its Leasing business in Finland to discontinued operations. The Company expects to sell the business in the fourth quarter of 2005. For this business, the Company recorded a loss of $22 million and an income of $1 million, in income (loss) from discontinued operations, net of tax, in the nine months ended September 30, 2005, and September 30, 2004, respectively. The loss in the 2005 period relates primarily to an impairment charge based on the anticipated sales price. The income in the 2004 period relates principally to the results of operations of the business.

The Company also reclassified the Control Valves business in Japan to discontinued operations during the third quarter of 2005. The Company expects to sell the business in the fourth quarter of 2005. For this business, the Company recorded an income of $1 million and $3 million, in income (loss) from discontinued operations, net of tax, principally related to the results of operations of the business, in the nine months ended September 30, 2005, and September 30, 2004, respectively.

In addition, the Company has also reflected other minor operations as discontinued operations, as appropriate.

In income (loss) from discontinued operations, net of tax, the Company also recorded an expense of approximately $51 million in the nine months ended September 30, 2005, primarily related to the mark-to-market treatment of the approximately 30 million shares of the Company that are reserved for use with the pre-packaged plan of reorganization for Combustion Engineering, Inc., under Chapter 11 of the United States Bankruptcy Code (see Note 9 – Commitments and contingencies).

The income (loss) from discontinued operations, net of tax, of $81 million recognized in the nine months ended September 30, 2005, includes revenues of $92 million, principally related to the Power Lines, Foundry and Control Valves businesses. Revenues related to discontinued operations in the nine months ended September 30, 2004, were $1,023 million, principally related to the Upstream, Power Lines, Foundry and Control Valves businesses.

The major components of assets and liabilities held for sale and in discontinued operations are summarized as follows:

	At September 30,	At December 31,
(in millions)	2005	2004
Cash, marketable securities and short-term investments	$—	$9
Receivables, net	35	89
Inventories, net	14	22
Prepaid expenses and other	4	18
Goodwill and other intangible assets	—	6
Financing receivables	281	345
Property, plant and equipment, net	27	70
Other assets	—	5
Assets held for sale and in discontinued operations	$361	$564

Accounts payable	$15	$67
Short-term borrowings and current maturities of long-term borrowings	28	11
Accrued liabilities and other	43	129
Long-term borrowings	179	221
Pensions and other employee benefits	27	82
Deferred taxes	175	215
Other liabilities, non-current	—	5
Liabilities held for sale and in discontinued operations	$467	$730

Note 6  Employee benefits

The net periodic benefit cost of pension benefits consists of the following:

	Pension benefits
	Nine months ended		Three months ended
(in millions)	Sept. 30, 2005	Sept. 30, 2004	Sept. 30, 2005	Sept. 30, 2004
Service cost	$149	$148	$49	$50
Interest cost	280	281	90	96
Expected return on plan assets	(277)	(246)	(90)	(84)
Amortization transition liability	1	—	—	—
Amortization of prior service cost	3	3	—	1
Amortization of net actuarial loss	32	27	11	9
Net periodic benefit cost	$188	$213	$60	$72

The net periodic benefit cost of other benefits was $22 million in the nine months ended September 30, 2005, and $7 million in the third quarter of 2005, compared to $29 million and $9 million in the nine months and three months ended September 30, 2004, respectively.

For the year ended December 31, 2004, net periodic benefit cost was $285 million and $37 million for pension benefits and other benefits, respectively.

For the nine months ended September 30, 2005, $163 million and $22 million of contributions have been made to the Company’s pension plans and other postretirement plans, respectively.

As previously disclosed, the Company plans total funding in 2005 of approximately $490 million and $29 million for its pension plans and other postretirement plans, respectively.

Note 7  Earnings per share

Basic earnings (loss) per share is calculated by dividing income (loss) by the weighted-average number of shares outstanding during the period. Diluted earnings (loss) per share is calculated by dividing income (loss) by the weighted-average number of shares outstanding during the period, assuming that all potentially dilutive securities were exercised, if dilutive. Potentially dilutive securities comprise: the securities issued in conjunction with the Company’s employee incentive plans, if dilutive and shares issuable in relation to outstanding convertible bonds, if dilutive.

In the nine months and three months ended September 30, 2005, the shares issuable in relation to the call options outstanding i) in connection with the Company’s December 2003 and December 2004 launches under the management incentive plan and ii) in connection with the Company’s November 2004 employee share acquisition plan were dilutive and therefore included in the computation of diluted earnings (loss) per share. Also in the nine months and three months ended September 30, 2005, the stock conditionally granted under the Company’s performance incentive share plan was dilutive and therefore included in the computation of diluted earnings (loss) per share, based on the criteria of such plan.

In the nine months ended September 30, 2004, the shares issuable in relation to the call options outstanding in connection with the Company’s December 2003 launch under the management incentive plan were dilutive and therefore included in the computation of diluted earnings (loss) per share.

In the three months ended September 30, 2005, the shares issuable in relation to the CHF 1,000 million aggregate principal amount of convertible unsubordinated bonds due 2010 were dilutive and therefore included in the computation of diluted earnings (loss) per share.

	Nine months ended		Three months ended
Basic earnings (loss) per share	Sept. 30, 2005	Sept. 30, 2004	Sept. 30, 2005	Sept. 30, 2004
	(in millions, except per share data)
Income from continuing operations	$594	$327	$238	$95
Income (loss) from discontinued operations, net of tax	(81)	(139)	(50)	3
Net income	$513	$188	$188	$98

Weighted average number of shares outstanding	2,028	2,028	2,028	2,028

Basic earnings (loss) per share:
Income from continuing operations	$0.29	$0.16	$0.12	$0.05
Income (loss) from discontinued operations, net of tax	(0.04)	(0.07)	(0.03)	—
Net income	$0.25	$0.09	$0.09	$0.05

	Nine months ended		Three months ended
Diluted earnings (loss) per share	Sept. 30, 2005	Sept. 30, 2004	Sept. 30, 2005	Sept. 30, 2004
	(in millions, except per share data)
Income from continuing operations	$594	$327	$238	$95
Effect of dilution:
Convertible bonds, net of tax	—	—	7	—
Income from continuing operations, adjusted	594	327	245	95
Income (loss) from discontinued operations, net of tax	(81)	(139)	(50)	3
Net income, adjusted	$513	$188	$195	$98

Weighted average number of shares outstanding	2,028	2,028	2,028	2,028
Dilution from employee incentive programs	3	1	5	—
Dilution from convertible bonds	—	—	105	—
Diluted weighted average number of shares outstanding	2,031	2,029	2,138	2,028

Diluted earnings (loss) per share:
Income from continuing operations	$0.29	$0.16	$0.11	$0.05
Income (loss) from discontinued operations, net of tax	$(0.04)	$(0.07)	$(0.02)	$—
Net income, adjusted	$0.25	$0.09	$0.09	$0.05

Note 8  Stock-based compensation

The Company has certain employee incentive plans under which it offers stock and stock-based securities to employees. The Company accounts for such stock and stock-based securities using the intrinsic value method of APB Opinion No. 25 (APB 25), Accounting for Stock Issued to Employees, as permitted by Statement of Financial Accounting Standards No.123 (SFAS 123), Accounting for Stock Based Compensation. All stock-based securities were issued with exercise prices greater than or equal to the market prices of the stock on the dates of grant. Accordingly, the Company has recorded no compensation expense related to these securities, except in circumstances when a participant receives appreciation rights or ceases to be employed by a consolidated subsidiary, such as after a divestment by the Company. Based on the criteria of the Company’s performance incentive share plan, the compensation expense for the stock offered under such plan in the nine months and three months ended September 30, 2005, was insignificant.

The following table illustrates the effect on net income and on income per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation. Fair value of the stock and stock-based securities offered to employees was determined on the date of grant by using a dynamic proprietary option-pricing model.

	Nine months ended		Three months ended
	Sept. 30, 2005	Sept. 30, 2004	Sept. 30, 2005	Sept. 30, 2004
	(in millions, except per share data)

Net income, as reported	$513	$188	$188	$98
Less: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(6)	(5)	(2)	(1)
Pro forma net income	$507	$183	$186	$97

Basic and diluted income per share:
Basic - as reported	$0.25	$0.09	$0.09	$0.05
Basic - pro forma	$0.25	$0.09	$0.09	$0.05

Diluted - as reported	$0.25	$0.09	$0.09	$0.05
Diluted - pro forma	$0.25	$0.09	$0.09	$0.05

Note 9  Commitments and contingencies

Following a hearing on September 28, 2005, before the U.S. Bankruptcy Court in Pittsburgh, Pennsylvania, the Company and all other parties filed with the court a consensual proposed confirmation order with respect to the Combustion Engineering revised plan of reorganization. The revised plan is based on an agreement in March 2005 with various asbestos claimants, and was subsequently approved in a vote by more than 95 percent of claimants.

The Company is currently awaiting the issuance of the confirmation order by the Bankruptcy Court.

In a parallel asbestos-related process, claimants to a pre-packaged Plan of Reorganization for another U.S. subsidiary, ABB Lummus Global Inc., participated in a preliminary vote, which was completed in September 2005 with 96 percent of claimants voting in favor of the plan.

Note 10  New accounting pronouncements

In November 2004, the Financial Accounting Standards Board issued Statement No.151 (SFAS 151), Inventory Costs—an amendment of ARB No. 43, Chapter 4. SFAS 151 amends Accounting Research Bulletin 43, Chapter 4: Inventory Pricing, to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges. In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The Company will implement SFAS 151 in the first quarter of 2006 and is currently in the process of evaluating the impact of SFAS 151, if any. The adoption of SFAS 151 is not expected to have a material impact on the Company’s financial position or results of operations.

In December 2004, the Financial Accounting Standards Board issued Statement No.123(R) (SFAS 123R), Share-Based Payment, which replaces SFAS 123 and APB 25 and requires the Company to measure compensation cost for all share-based payments at fair value. On April 14, 2005, the U.S. Securities and Exchange Commission announced the adoption of a new rule that amends the compliance dates for SFAS 123R. As a result of this announcement, the Company plans to adopt SFAS 123R as of January 1, 2006. The Company will recognize share-based employee compensation cost from January 1, 2006, as if the fair-value based accounting method had been used to account for all employee awards granted, modified, or settled after the effective date and for any awards that were not fully vested as of the effective date. Based on currently existing share-based compensation plans, the Company does not expect the adoption of SFAS 123R to have a material impact on its financial position or results of operations.

In March 2005, the Financial Accounting Standards Board issued Interpretation No. 47 (FIN 47), Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143. FIN 47 clarifies that the term conditional asset retirement obligation as used in Financial Accounting Standards Board Statement No. 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the Company. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. Thus, the timing and/or method of settlement may be conditional on a future event. Accordingly, the Company may be required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The fair value of a liability for the conditional asset retirement obligation is to be recognized when incurred—generally upon acquisition, construction, or development and/or through the normal operation of the asset. The Company will implement FIN 47 in the fourth quarter of 2005 and is currently in the process of evaluating the impact of FIN 47 on its financial position and results of operations, if any. The adoption of FIN 47 may result in a cumulative change in accounting principle.

At the June 15–16, 2005, Emerging Issues Task Force (EITF) meeting, the EITF reached a consensus on Issue No. 05-5 (EITF 05-5), Accounting for Early Retirement or Post employment Programs with Specific Features (such as Terms Specified in Altersteilzeit Early Retirement Arrangements), that the Financial Accounting Standards Board ratified on June 29, 2005. Altersteilzeit is an early retirement program designed to create an incentive for employees, within a certain age group, to leave their employers before the legal retirement age. The issue addresses how to account for salary and bonus components as well as subsidies earned from the government. EITF 05-5 is effective for the first quarter of 2006 and any impact will be reported as a change in accounting estimate effected by a change in accounting principle as described in paragraph 19 of Statement 154, Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3. The Company is currently in the process of evaluating the impact, if any, of EITF 05-5 on its financial position and results of operations.

Note 11  Segment and geographic data

The Company is structured into two core divisions: Power Technologies, which employed approximately 41,100 people at September 30, 2005, and Automation Technologies, which employed approximately 56,100 people at September 30, 2005. The remaining operations of the Company are grouped in Non-core activities and Corporate activities.

•                              The Power Technologies division produces transformers, switchgear, breakers, capacitors, cables and other products and technologies for high and medium-voltage applications. It serves electric, gas, and water utilities as well as industrial and commercial customers, with a broad range of products, systems and services for power transmission, distribution and power plant automation. The division’s principal customers are electric, gas and water utilities, owners and operators of power transmission systems, utilities that own or operate networks and owners and operators of power generating plants. Other customers include gas transmission companies, local distribution companies and multi-utilities, which are involved in the transmission or distribution of more than one commodity. The division also serves industrial and commercial customers, such as operators of large commercial buildings and heavy industrial plants.

•                              The Automation Technologies division provides products, systems, software and services for the automation and optimization of industrial and commercial processes. Key technologies include measurement and control, instrumentation, process analysis, drives and motors, power electronics, robots, and low voltage products. These technologies are sold to customers in the automotive, cement, chemical, distribution, electronics, food and beverage, life sciences, marine, metals, mining, paper, petroleum, printing and telecommunications industries with application-specific power and automation technology.

•                              Non-core activities include the Company’s remaining Oil, Gas and Petrochemicals business (which consists of a full service engineering company which, in addition to having expertise in engineering, procurement and construction projects, also licenses process technologies in the refining, chemical, petrochemical and polymer fields); the Company’s remaining Building Systems business (which designs, builds and maintains complete installations for industrial, infrastructure and commercial facilities, integrating products manufactured by the Power Technologies and Automation Technologies divisions, as well as those from third-party suppliers); and other remaining non-core businesses (Equity Ventures, Structured Finance, New Ventures, Customer Service, Logistic Systems, and Semiconductors).

•                              Corporate includes Headquarters, Central Research and Development, Real Estate, Group Treasury Operations and the Financial Advisory business.

In September 2005, the Company announced changes to the current organizational structure and executive management that will become effective as of January 1, 2006. Under the new organizational structure, the two current core divisions, Power Technologies and Automation Technologies, will be eliminated, and their respective business areas will become the Company’s new divisions. The new divisions will be: Power Products (currently the Power Technology Products business area), Power Systems (currently the Power Technology Systems business area), Automation Products (currently the Automation Products business area), Process Automation (currently the Process Automation business area), and Robotics (currently the Manufacturing Automation business area).

The Company evaluates performance of its segments based on earnings before interest and taxes, which excludes interest and dividend income, interest and other finance expense, provision for taxes, minority interest, and income (loss) from discontinued operations, net of tax. In accordance with Statement of Financial Accounting Standards No.131, Disclosures about Segments of an Enterprise and Related Information, the Company presents division revenues, depreciation and amortization, earnings before interest and taxes and capital expenditures. The Company accounts for inter-division sales and transfers as if the sales and transfers were to third parties, at current market prices.

Segment data

	Orders received
	Nine months ended		Three months ended
(in millions)	Sept. 30, 2005	Sept. 30, 2004	Sept. 30, 2005	Sept. 30, 2004

Power Technologies	$8,241	$7,156	$2,724	$2,093
Automation Technologies	9,750	8,587	2,982	2,728
Non-core activities	780	1,250	250	344
Corporate(1)	(647)	(546)	(216)	(172)
Total	$18,124	$16,447	$5,740	$4,993

	Revenues
	Nine months ended		Three months ended
(in millions)	Sept. 30, 2005	Sept. 30, 2004	Sept. 30, 2005	Sept. 30, 2004
Power Technologies	$6,973	$6,181	$2,426	$2,108
Automation Technologies	8,895	7,839	2,944	2,667
Non-core activities	1,178	1,251	459	389
Corporate(1)	(603)	(545)	(181)	(159)
Total	$16,443	$14,726	$5,648	$5,005

	Earnings before interest and taxes
	Nine months ended		Three months ended
(in millions)	Sept. 30, 2005	Sept. 30, 2004	Sept. 30, 2005	Sept. 30, 2004
Power Technologies	$520	$446	$219	$116
Automation Technologies	963	743	323	266
Non-core activities	10	(18)	11	(20)
Corporate(1)	(275)	(353)	(95)	(109)
Total	$1,218	$818	$458	$253

	Depreciation and amortization
	Nine months ended		Three months ended
(in millions)	Sept. 30, 2005	Sept. 30, 2004	Sept. 30, 2005	Sept. 30, 2004
Power Technologies	$143	$156	$47	$50
Automation Technologies	220	213	81	68
Non-core activities	18	9	6	1
Corporate	62	60	22	23
Total	$443	$438	$156	$142

	Capital expenditures(2)
	Nine months ended		Three months ended
(in millions)	Sept. 30, 2005	Sept. 30, 2004	Sept. 30, 2005	Sept. 30, 2004
Power Technologies	$107	$92	$40	$34
Automation Technologies	135	118	63	38
Non-core activities	6	12	2	5
Corporate	32	25	15	10
Total	$280	$247	$120	$87

	Number of employees(3)
	Sept. 30, 2005	December 31, 2004
Power Technologies	41,100	41,100
Automation Technologies	56,100	54,700
Non-core activities	4,100	5,100
Corporate	1,400	1,600
Total	102,700	102,500

Geographic data

	Orders received (4)
	Nine months ended		Three months ended
(in millions)	Sept. 30, 2005	Sept. 30, 2004	Sept. 30, 2005	Sept. 30, 2004
Europe	$8,369	$8,467	$2,291	$2,532
The Americas	3,543	2,792	1,173	1,016
Asia	4,393	3,907	1,552	1,062
Middle East and Africa	1,819	1,281	724	383
Total	$18,124	$16,447	$5,740	$4,993

	Revenues (4)
	Nine months ended		Three months ended
(in millions)	Sept. 30, 2005	Sept. 30, 2004	Sept. 30, 2005	Sept. 30, 2004
Europe	$8,358	$7,693	$2,793	$2,578
The Americas	2,999	2,594	1,091	887
Asia	3,584	2,993	1,283	1,038
Middle East and Africa	1,502	1,446	481	502
Total	$16,443	$14,726	$5,648	$5,005

(1)	Includes adjustments to eliminate inter-division transactions.

(2)	Capital expenditures reflect purchases of fixed tangible assets.

(3)

Number of employees includes employees in businesses that have been classified as discontinued operations and are shown in the segment that such businesses were part of prior to their classification as discontinued operations.

(4)	Orders received and revenues have been reflected in the regions based on the location of the customer, which may be different from the ultimate destination of the products’ end use.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: October 28, 2005	By:	/s/ Hans Enhoerning
	Name:	Hans Enhoerning
	Title:	Group Vice President and
Assistant General Counsel

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Vice President and
Assistant General Counsel